  EXHIBIT 3.1

 ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

TOMI ENVIRONMENTAL SOLUTIONS, INC.

Pursuant to the provisions of Section 607.1006, Florida Statutes, TOMI ENVIRONMENTAL SOLUTIONS, INC., a Florida profit corporation (the “Company”), hereby adopts the following Articles of Amendment to its Articles of Incorporation, as amended on September 19, 2011, and as further amended on October 30, 2019 and September 10, 2020, pursuant to the provisions of the Florida Business Corporation Act:

1. Amendment. The provisions of Article IV immediately following the first sentence are hereby deleted in their entirety and replaced with the following (the “Amendment”):

“The Company is authorized to issue 250,000,000 shares of Common Stock (the “Common Stock”). The par value of the Common Stock remains $0.01 per share.

The Company is authorized to issue 1,000,000 shares of cumulative, convertible $0.01 Preferred A Stock (the “Series A Preferred Stock”). The Series A Preferred Stock (as adjusted in connection with the Reverse Stock Split (as defined below) and any reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Series A Preferred Stock that occur after the date hereof) is convertible into shares of Common Stock at a conversion ratio of one (1) share of Series A Preferred Stock for one (1) share of Common Stock (as adjusted in connection with the Reverse Stock Split and any reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date hereof). The Series A Preferred Stock has no dividend attached.

The Company is authorized to issue 4,000 shares of Series B Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock shall be convertible at an exchange rate of 200 shares of Common Stock for each share of Series B Preferred Stock and have a stated value per share of $1,000. The Series B Preferred Stock shall carry a cumulative dividend of 7.5% per annum and shall be senior in liquidation preference to the Common Stock and equal in liquidation preference to all other authorized class of preferred stock. The dividend is payable in-kind, at the election of the Company.

On the close of business on the date these Articles of Amendment are filed with the Florida Department of State (the “Effective Time”): (i) each three (3) shares of Common Stock issued and outstanding or held by the Company in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Company, be combined and converted into one (1) share of validly issued, fully paid and non-assessable Common Stock, subject to the treatment of fractional share interests as described below; and (ii) each three (3) shares of Series A Preferred Stock issued and outstanding or held by the Company in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Company, be combined and converted into one (1) share of validly issued, fully paid and non-assessable Series A Preferred Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock or Series A Preferred Stock shall be issued in connection with the Reverse Stock Split. Rather, fractional shares created as a result of the Reverse Stock Split shall be rounded up to the next whole number, such that, in lieu of fractional shares, each shareholder who otherwise would be entitled to receive fractional shares of Common Stock or Series A Preferred Stock as a result of the Reverse Stock Split shall instead be entitled to receive the nearest larger whole number of shares of Common Stock or Series A Preferred Stock, respectively.”

2. Approval of Amendment. The Amendment was approved and adopted by all of the directors of Company on  May 19, 2026, and was approved and adopted by the required vote of the shareholders of the Company on June 4, 2026.

3. Effective Time and Date of Amendment. The Amendment shall become effective as of July 20, 2026.

IN WITNESS WHEREOF, the undersigned has executed this Articles of Amendment as of July 14, 2026.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
a Florida corporation

By:	/s/ Halden S. Shane
Name: Halden S. Shane
Title: Chief Executive Officer and Chairman of the Board